MEDICAL ACTION INDUSTRIES INC.
Bearing Fruit.
Strategic growth highlighted
our ninth consecutive year of record revenues and seventh consecutive year of record net income.
2004 ANNUAL REPORT

Company Profile

Headquartered in Hauppauge, New York, Medical Action Industries Inc. develops, manufactures, markets and supplies a variety of disposable medical products. The Company's products are marketed primarily to acute care facilities in domestic and certain international markets, while in recent years has expanded its end-user markets to include physician, dental and veterinary offices, out-patient surgery centers and long-term care facilities. Medical Action is a leading manufacturer and supplier of collection systems for the containment of medical waste, minor procedure kits and trays, sterile disposable operating room towels and sterile disposable laparotomy sponges. The Company's products are marketed by its direct sales personnel, extensive network of distributors and manufacturers' representatives. Medical Action has entered into preferred vendor agreements with national distributors, as well as sole source and/or committed contracts with group purchasing alliances. The Company also manufactures its products under private label programs to other distributors and medical suppliers. Medical Action's manufacturing, packaging and warehousing activities are conducted in its Arden, North Carolina and Clarksburg, West Virginia facilities. The Company's procurement of certain products and raw materials from the People's Republic of China is administered by its office in Shanghai, China.


Selected Financial Data
Year ended March 31,                2004         2003            2002         2001           2000           1999           1998
Earnings Data
Net sales                       $127,601,339  $104,821,844  $ 82,836,049  $ 75,441,354   $ 70,951,533   $ 57,500,109   $ 54,640,129
Income before income taxes        15,024,003    13,163,742    10,135,419     7,369,627      5,284,900      3,167,424      2,756,096
Net income                         9,433,872     8,200,702     6,270,645     4,407,845      3,238,062      1,915,437      1,684,243
Net income per common share:
         Basic                           .95           .86           .68           .48            .36            .23            .21
         Diluted                         .92           .81           .62           .46            .35            .21            .19
Balance Sheet Data
Total assets                    $ 85,296,812  $ 84,743,776  $ 49,647,167  $ 39,804,201   $ 39,154,448   $ 40,152,793   $ 31,880,894
Working capital (1)               17,433,291    16,409,442    15,402,142    16,687,809     16,785,870     14,194,637     11,108,552
Long-term debt including
  capital leases (less current
  portion)                        11,720,000    27,355,000     8,380,000     7,626,872     11,329,668     13,210,729      6,142,900
Shareholders' equity (2)          56,806,993    43,034,449    33,758,608    25,921,517     21,751,373     17,896,379     15,535,456

To our Stockholders, Customers,
Healthcare Partners and Teammates

         A year ago we said that Medical Action was committed to using our market leadership position as a platform to support stronger growth and profitability. We are pleased to report that in fiscal 2004 we delivered on that commitment. Fiscal 2004 was yet another record breaking year for Medical Action. Our financial performance was outstanding, climbing to record levels by every important measure.

         This past year was extremely satisfying given the challenging economic conditions and ever-more competitive markets. The pressure on gross margins has never been greater. In a year of many achievements, we wish to highlight three that illustrate the strength and growth potential of this Company. First, our focused efforts to significantly reduce bank indebtedness, which has made our balance sheet stronger than it has ever been. Second, the successful integration of the BioSafety Division of Maxxim Medical, Inc. significantly impacted the breadth of our collection systems for the containment of medical waste product line. Third, the significant organic growth of our minor procedure kits and trays product line has provided a path into new markets such as kidney dialysis, which previously had been uncharted territory for us. In short, the strong financial and operating performance we recorded in fiscal 2004 validates Medical Action's targeted efforts to establish and maintain its position as a market leader in each of the segments that we compete in.

         Net sales increased 22%, exceeding $125 million for the first time in our corporate history. Net income also set a record, rising 15% above last year. Operating income was substantially higher than the preceding years, and for the third year in a row, we were selected by Forbes Magazine as one of the top 200 Small Public Companies in America (No. 45).

         Beyond the significance of these year-to-year gains, fiscal 2004 results represent the ninth consecutive year of record net sales and the seventh consecutive year of record net income for our Company. We continue to manage our business for growth and profitability and we remain focused on what we do best -- provide our customers with high quality medical devices at the lowest delivered cost -- and this focus has paid off with outstanding results.

         During the past year, we completed the integration of our acquisitions of MD Industries and the BioSafety Division of Maxxim Medical, Inc. These acquisitions were not only competitors, but were complementary to our line of specialty packaging and collection systems for the containment of medical waste. The acquisition of Maxxim Medical's BioSafety Division was not only our largest acquisition to date, but more importantly, brought us the capability of being vertical in the plastic extrusion process for the manufacture of our collection systems product line. Our line of collection systems we believe is the most extensive in our industry, which includes laboratory specimen transport bags, patient belonging bags, laundry and linen collection bags, chemotherapy waste collection bags, autoclavable bags and biohazardous waste collection bags.

         Growth has been a major focus at Medical Action since the mid-1990s, when we embarked on an aggressive acquisition program. In fact, revenues have grown by approximately 134% during the six year period from fiscal 1998 to fiscal 2004. More significantly, however, is our even stronger growth in our bottom line earnings during the same period, which have grown by approximately 460%. Our intent from the beginning has been to build a diversified global medical device company. However, we remain true to our roots, that we will never sacrifice bottom line results in order to achieve our strategic top line objectives.

         In order to be a major competitor in our industry, we must also consider how market conditions in healthcare have changed. Americans continue to enjoy the finest healthcare in the world. New devices and techniques improve and prolong life; but not without substantial cost. In an effort to restrain the dollar impact, new programs have evolved within our markets or have been driven by federal or state legislation. Group purchasing organizations, integrated healthcare networks, health maintenance organizations, preferred provider organizations and local or regional hospital alliances are just some of the methods providers are trying in order to leverage purchasing and operating costs.

         Consolidation, both vertical and horizontal, continued to take place with our competitors, distributors, supply chain and our customers. The impact on the manufacturing side has also been dramatic. Price increases are extremely difficult to obtain, and on some occasions we are asked to absorb increases in prices for raw materials. Many of our cost reduction programs have in the past allowed us to improve our gross profit margins, but will most likely in the near term help protect margins. We have also worked diligently to increase our margins by leveraging our selling, general and administrative expenses. Our income before taxes as a percentage of net sales has increased 240% during the past six years. We have repeatedly emphasized that we will look more critically at our income before taxes percentage than our gross profit percentage because of the shift in product mix as we grow.

         Medical Action continues to evolve into a leading medical device manufacturer. Our growth in product breadth, markets we serve, as well as geographic reach, has been carefully planned and executed to enhance our competitiveness and to create value for all of our stockholders.

         This is best exemplified by looking at our two largest product categories, collection systems for the containment of medical waste and minor procedure kits and trays. For our fiscal year ended March 31, 1999 these two categories represented approximately 3% of net sales. Today, where net sales have more than doubled since fiscal 1999, these product categories represent approximately 51% of net sales. Our strategy for sustaining long-term profitable growth and create stockholder value is three-fold: first, generate organic growth from internal product development and efficiencies; second, expand our global network and product offerings by acquisition, when they fit appropriately with our strategy and our culture; and third, to be the low cost producer in all product segments in which we compete. Our organic growth stems from several offerings, developing new products, establishing long-term relationships throughout the healthcare supply chain, leveraging our 20 years of manufacturing experience in the People's Republic of China, capitalizing on our niche specialties and managing our business more efficiently through cost reduction initiatives. In furthering our strategic relationship with China, we formally opened a Representative Office in Shanghai during this past fiscal year, which will continue to provide Medical Action with greater flexibility to take advantage of opportunities.

         We continue to make efficiency gains by being leaner, more efficient and having greater focus. We do this in part by investing in information technology and taking the lead in electronic commerce. Our goal is to have each of our products be a leader in its market, to diversify our products and markets and to leverage our resources of expertise, technology and strategic partnerships.

         We have a proven track record of meeting challenges head on and turning them into opportunities for growth and value. Medical Action's experienced management team has carefully selected its partners in the past and has become proficient at integrating acquisitions of various sizes into the Medical Action family. The overriding objective remains the same for all acquisitions -- to enhance our value and increase earnings for stockholders. We have earned prominence as an organization because we possess certain qualities that, we believe, define leadership.

         There has been no year in our 27-year history as successful as fiscal 2004. Our financial results speak for themselves. Net sales increased 22% to a record $127,601,000, compared with $104,822,000 in fiscal 2003. Net income for the year rose 15% to a record $9,434,000, compared with $8,201,000 one year ago. Earnings per basic share increased to a record $.95 from $.86 and earnings per diluted share increased to a record $.92 from $.81.

         During fiscal 2004, we also achieved our goal of strengthening our balance sheet as we reduced long-term debt by more than $15 million. Stockholders' equity increased to $56,807,000 or $5.57 per outstanding share; and the debt to equity ratio improved to .30 to 1. Our solid financial performance demonstrates the strength, stability and growth potential of our businesses.

         Medical Action's financial philosophy is based on a simple commitment to increasing stockholder value. As a market leader and low cost provider, Medical Action seeks to build upon its core business by continuing to provide unsurpassed service to customers while producing favorable returns to stockholders.

         Medical Action has maintained exceptional relationships with its customers and business partners. As the industry landscape changed, Medical Action recognized the need to not only maximize stockholder return, but to increase communications with stockholders, potential investors and the investment community. As you will recall in last years' Annual Report, I personally accepted the challenge to address the market pricing of our stock. I am pleased to report that during this past year not only did we continue to receive recognition from well respected financial publications such as Forbes, Business Week and Fortune, but we also received additional research coverage. While we believe we have begun to make progress on this front, we intend to spend more time with the investment community in fiscal 2005 as a means to maximize stockholder value.

         Our balance sheet continues to be an important strategic asset as we move into the future. Among other things, our financial strength gives us the ability to pursue attractive acquisition opportunities. Though we will continue to be prudent in evaluating possible acquisitions, we will also continue to be on the lookout for those that make sense for the Company and its stockholders. The right kinds of acquisitions are those that sharpen our competitive edge, enhance our core competency, broaden our ability to offer superior products, are immediately accretive to earnings -- and do all these things relatively quickly, not at some vaguely defined future time.

         We can't think of a better, more exciting time to be part of Medical Action. To maintain our competitive edge, we continue to hire the brightest and the best. We are extremely proud of our employees, who are the embodiment of the spirit that defines Medical Action and who produced our fiscal 2004 results. It is because of them that we are successful. Never before have we had so many markets open to us. Never before have we had so much opportunity within existing product lines. Never before have we been so financially sound that we could consider significant acquisitions. Together, Medical Action employees beneficially own more than 20% of Medical Action common stock and are united in sharing the goals of all other stockholders.

         We would like to thank all of our employees for a superb performance over the past year. We also greatly appreciate the continued support and confidence shown by our stockholders, customers and healthcare partners. While the healthcare landscape will no doubt continue to evolve rapidly, we intend to work hard, stay ahead of the curve and continue to win.

Paul D. Meringolo
Chairman of the Board,
Chief Executive Officer and President

Net Sales
($ Millions)
'98 - 54.6
'99 - 57.5
'00 - 70.9
'01 - 75.4
'02 - 82.8
'03 - 104.8
'04 - 127.6

Net Income
($ Millions)
'98 - 1.68
'99 - 1.92
'00 - 3.24
'01 - 4.41
'02 - 6.27
'03 - 8.20
'04 - 9.43

Shareholders' Equity
($ Millions)
'98 - 15.5
'99 - 17.9
'00 - 21.8
'01 - 25.9
'02 - 33.8
'03 - 43.0
'04 - 56.8

Diluted Income
Per Share
($)
'98 - .19
'99 - .21
'00 - .35
'01 - .46
'02 - .62
'03 - .81
'04 - .92

Management's Discussion and Analysis of Financial Condition

         The following management's discussion and analysis describes material changes in the results of operations of Medical Action Industries Inc. ("Medical Action" or the "Company") during each of the three years ended March 31, 2004 and the Company's financial condition at that date. Trends of a material nature are discussed to the extent known and considered relevant.

         Certain statements in this discussion constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Statements indicating the Company "plans," "expects," "estimates," "believes" and similar terms are forward-looking statements that involve known and unknown risks, including the Company's future economic performance and financial results. Forward-looking statements are not guarantees of future performance and the Company's actual results may differ significantly from the results discussed in the forward-looking statements.

         Important factors and risks that could cause actual results to differ materially from those referred to in the forward-looking statements include, but are not limited to, the effect of economic and business conditions, the impact of healthcare reform, opportunities for acquisitions, the Company's ability to effectively integrate acquired companies, the ability of the Company to maintain its gross profit margins, the ability to obtain additional financing to expand the Company's business, the ability to successfully compete with the Company's competitors that have greater financial resources, the availability and possible increases in raw material prices, the impact of current or pending legislation and regulation, as well as the risks described from time to time in the Company's filings with the Securities and Exchange Commission, which include its Annual Report on Form 10-K (see subsection entitled "Factors That May Affect Future Results and Financial Condition") and Quarterly Reports on Form 10-Q .

         The forward-looking statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could affect actual results, performance and/or achievements, expressed or implied, by the forward-looking statements, and that in light of the significant uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company undertakes no obligation to update periodically any forward-looking statement, whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS - OVERVIEW

         The following table sets forth certain operational data for the periods indicated:

                                   2004           2003           2002
Net Sales                      $127,601,000   $104,822,000   $82,836,000
Gross Profit                   $ 34,010,000   $ 31,383,000   $25,535,000
Selling, General and
   Administrative Expenses     $ 18,109,000   $ 17,465,000   $15,208,000
Income Before Taxes            $ 15,024,000   $ 13,164,000   $10,135,000
Net Income                     $  9,434,000   $  8,201,000   $ 6,271,000

         The following table sets forth certain operational data as a percentage of net sales for the periods indicated:

                                 2004     2003    2002
Net Sales                       100.0%   100.0%  100.0%
Gross Profit                     26.7%    29.9%   30.8%
Selling, General and
   Administrative Expenses       14.2%    16.7%   18.4%
Income Before Taxes              11.8%    12.6%   12.2%
Net Income                        7.4%     7.8%    7.6%

         The Company experienced its most successful year ever in terms of revenue and profitability. The Company's revenue increased by 22% to $127,601,000 and its net income increased by 15% to $9,434,000 for the year ended March 31, 2004 over the year ended March 31, 2003. This marks the ninth consecutive year of record sales and the seventh consecutive year of record net income.
         Gross margin dollars increased primarily due to increased sales volume resulting from a full year of sales from the Company's acquisitions in fiscal 2003 and greater domestic market penetration primarily of its minor procedure kits and trays product line. Gross margin as a percentage of sales decreased primarily due to lower average selling prices, increased raw material costs and a change in sales mix.

         The Company successfully completed the integration of its fiscal 2003 acquisitions and realized significant efficiencies. This was the primary reason for the reduction of selling, general and administrative expenses as a percentage of sales.

         The Company's financial condition was strengthened during fiscal 2004 as a result of net cash provided by operating activities of $13,028,000, which included $2,024,000 of tax benefit from exercise of warrants and stock options and net cash provided by investing activities of $595,000. Investing activities included the repayment of loans to officers in the amount of $940,000. The Company also received $1,665,000 in proceeds from the exercise of stock options. These were the major factors in the Company's net paydown of long-term debt of $15,635,000 during the year ended March 31, 2004 and corresponding reduction in the Company's debt to equity ratio to .30 at March 31, 2004 from .76 at March 31, 2003.

         The Company anticipates continued volatility in certain raw material costs and continued market pricing pressures during fiscal 2005. Future operating results are dependent on the Company's ability to manage these factors.

FISCAL 2004 COMPARED TO FISCAL 2003

         The following table sets forth the major sales variance components for the year ended March 31, 2004 versus March 31, 2003:

2003 Net Sales                                     $104,822,000
New Products                                          2,648,000
2003 Acquisitions (full year vs. partial year)       14,740,000
Volume of Existing Products                          10,744,000
Price/Mix                                            (5,353,000)
2004 Net Sales                                     $127,601,000

         Net sales for the fiscal year ended March 31, 2004 increased 22% to $127,601,000 from $104,822,000 for the fiscal year ended March 31, 2003. The increase in net sales was primarily attributable to a $15,308,000 or 70% increase in net sales of collection systems for the containment of medical waste; a $7,028,000 or 28% increase in minor procedure kits and trays; a $1,115,000 or 5% increase in net sales of operating room towels and an $836,000 or 41% increase in net sales of patient aids. These increases more than offset the $1,716,000 or 11% decrease in net sales of laparotomy sponges. The increase in net sales was primarily attributed to approximately $14,740,000 due to net sales of products from the Company's acquisitions, $2,648,000 due to net sales of new products, an increase of $10,744,000 due to increased sales volume of existing products which was partially offset by a decrease of $5,353,000 due to lower average selling prices on existing products. Management believes that the increase in net sales of the collection systems for the containment of medical waste product line was primarily due to net sales of approximately $1,755,000 of those products acquired from MD Industries on June 21, 2002, net sales of $12,985,000 of those products acquired from the BioSafety Division of Maxxim Medical, Inc. on October 25, 2002 and greater domestic market penetration. The increase in net sales of minor procedure kits and trays, operating room towels and patient aids was primarily due to greater market penetration. Unit sales of laparotomy sponges decreased 6% and average selling prices decreased 5%. Unit sales of operating room towels increased 22% and average selling prices decreased 13%. Management believes that the decrease in unit sales and average selling prices of laparotomy sponges was primarily due to increased competition in the domestic market, which it believes will continue in fiscal 2005. The Company's international sales for the fiscal year ended March 31, 2004 were $3,464,000 or 3% of total net sales as compared to $3,130,000 or 3% of total net sales for the fiscal year ended March 31, 2003.

         The Company has entered into agreements with nearly every major group purchasing organization. These agreements, which expire at various times over the next several years, can be terminated typically on ninety (90) day advance notice and do not contain minimum purchase requirements. The Company, to date, has been able to achieve significant compliance to their respective member hospitals. The termination or non-renewal of any of these agreements may result in the significant loss of business or lower average selling prices. In some cases, as these agreements are renewed, the average selling prices could be materially lower.

         During fiscal 2004, the Company participated in several reverse auctions in order to achieve renewal of certain major group purchasing agreements. This process has resulted in the renewal of an existing agreement at lower average selling prices. The process has also resulted in the attainment of additional business. The Company anticipates continued participation in reverse auctions or similar processes as deemed necessary during fiscal 2005.

         As a result of its recent acquisitions, collection systems for the containment of medical waste is the Company's largest product line. The primary raw material utilized in the manufacture of this product line is plastic resin. During fiscal 2004, world events caused the cost of plastic resin to increase and be extremely volatile. The Company anticipates this volatility to continue in fiscal 2005. The Company has instituted a price increase and believes that it will be able to pass along the increase to its customers.

         The following table sets forth sales, cost of sales and selling, general and administrative expense data for the periods indicated:

                                  2004             2003            2002
Net Sales                      $127,601,000    $104,822,000    $ 82,836,000
Cost of Sales                    93,591,000      73,439,000      57,301,000
Gross Profit                   $ 34,010,000    $ 31,383,000    $ 25,535,000
Gross Profit Percentage                26.7%           29.9%           30.8%
Selling, General and
   Administrative Expenses     $ 18,109,000    $ 17,465,000    $ 15,208,000
As a Percentage of Net Sales           14.2%           16.7%           18.4%

         Gross profit increased $2,627,000 or 8% to $34,010,000 for the fiscal year ended March 31, 2004, as compared to $31,383,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 2004 decreased to 27% as compared to 30% for the prior fiscal year. The increase in gross profit dollars for the fiscal year ended March 31, 2004 was due to increased sales volume and increased manufacturing efficiencies at the Company's manufacturing facility in North Carolina. The decrease in gross profit percentage was due primarily to a change in sales mix, lower average selling prices and increased raw material costs.

         Selling, general and administrative expenses increased 4% or $644,000 to $18,109,000 for the fiscal year ended March 31, 2004 from $17,465,000 for the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses decreased to 14% as compared to 17% for the prior fiscal year. Selling, general and administrative expenses increased by $644,000 primarily due to increases in banking and professional fees, amortization of intangibles and increased salaries, required as a result of the Company's significant growth. Selling, general and administrative expenses as a percentage of sales decreased primarily due to increased efficiencies. The increased efficiencies resulted from the successful integration of the Company's acquisitions made in fiscal 2003 with minimal increases in expenses.

         Interest expense increased 15% to $948,000 or .7% of net sales from $826,000 or .8% of net sales for the fiscal years ended March 31, 2004 and March 31, 2003, respectively. The increase in interest expense was attributable to an increase in the average principal loan balances outstanding, which was partially offset by lower interest rates during the fiscal year ended March 31, 2004 as compared to the fiscal year ended March 31, 2003. The increase in the average principal loan balances outstanding during the year was primarily attributable to net cash used for acquisitions during fiscal 2003.

         Net income for the fiscal year ended March 31, 2004 was $9,434,000 or $.95 per basic share and $.92 per diluted share as compared to $8,201,000 or $.86 per basic share and $.81 per diluted share for the fiscal year ended March 31, 2003. The increase in net income was attributable to the increase in net sales and gross profits, which were partially offset by an increase in selling, general and administrative expenses and an increase in interest expense.

FISCAL 2003 COMPARED TO FISCAL 2002

         Net sales for the fiscal year ended March 31, 2003 increased 27% to $104,822,000 from $82,836,000 for the fiscal year ended March 31, 2002. The increase in net sales was primarily attributable to a $17,303,000 or 371% increase in net sales of collection systems for the containment of medical waste; a $9,477,000 or 61% increase in minor procedure kits and trays; a $4,854,000 increase in net sales of patient aids and a $1,419,000 increase in non-woven products. These increases more than offset the $3,914,000 or 16% decrease in net sales of operating room towels and a $3,206,000 or 17% decrease in net sales of laparotomy sponges. The increase in net sales was primarily attributed to approximately $24,139,000 due to net sales of products from the Company's acquisitions, $2,267,000 due to net sales of new products, an increase of $924,000 due to increased sales volume of existing products and a decrease of $3,913,000 due to lower average selling prices on existing products. Management believes that the increase in net sales of the collection systems for the containment of medical waste product line was primarily due to net sales of approximately $6,177,000 of those products acquired from MD Industries on June 21, 2002, net sales of $10,943,000 of those products acquired from the BioSafety Division of Maxxim Medical, Inc. on October 25, 2002 and greater domestic market penetration. Net sales of minor procedure kits and trays increased primarily due to net sales of approximately $7,019,000 of minor procedure kits and trays products acquired from Medi-Flex on November 30, 2001 and greater domestic market penetration. Net sales of non-woven products and patient aids was primarily due to greater market penetration. Unit sales of laparotomy sponges decreased by 14% and average selling prices decreased 3%. Unit sales of operating room towels decreased 4% and average selling prices decreased 19%. Management believes that the decrease in unit sales of laparotomy sponges and operating room towels was primarily due to increased competition in the domestic market. Management believes that the decrease in average selling prices was due primarily to increased competition in the domestic market, which it believes will continue in fiscal 2004, and to a change in sales mix. The Company's international sales during the year ended March 31, 2003 were $3,130,000 or 3% of total net sales as compared to $3,026,000 or 4% of total net sales for the fiscal year ended March 31, 2002.

         The Company has entered into agreements with nearly every major group purchasing organization. These agreements, which expire at various times over the next several years, can be terminated typically on ninety (90) day advance notice and do not contain minimum purchase requirements. The Company, to date, has been able to achieve significant compliance to their respective member hospitals. The termination or non-renewal of any of these agreements may result in the significant loss of business or lower average selling prices. In some cases, as these agreements are renewed, the average selling prices could be materially lower.

         As a result of its recent acquisitions, collection systems for the containment of medical waste is the Company's largest product line. The primary raw material utilized in the manufacture of this product line is plastic resin. During fiscal 2003, world events caused the cost of plastic resin to be extremely volatile. The Company has instituted a price increase which it believes will be accepted by its customers.

         Gross profit increased $5,848,000 or 25% to $31,383,000 for the fiscal year ended March 31, 2003 as compared to $25,535,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 2003 decreased to 30% as compared to 31% for the prior fiscal year. The increase in gross profit dollars for the fiscal year ended March 31, 2003 was due to increased sales volume, increased manufacturing efficiencies at the Company's manufacturing facility in North Carolina and a decrease in raw material costs. The decrease in gross margin percentage was due primarily to a change in sales mix.

         Selling, general and administrative expenses increased 15% or $2,256,000 to $17,465,000 for the fiscal year ended March 31, 2003 from $15,208,000 for the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses decreased to 17% as compared to 18% for the prior fiscal year. Selling expenses increased $636,000 primarily from additional salary and related expenses from new sales territories and the expansion of the Company's marketing department to provide support of the Company's recent acquisitions. In addition, commissions increased as a result of higher sales volume and, to a lesser extent, expenditures associated with sales meetings and advertising programs. Administrative expenses increased $1,083,000 primarily due to professional and banking fees, amortization of intangibles, and salaries of the additional administrative staff required as a result of the Company's significant growth. Distribution expenses increased $537,000 primarily due to higher sales volume.

         Interest expense increased 211% to $826,000 or .8% of net sales from $265,000 or .3% of net sales for the fiscal years ended March 31, 2003 and March 31, 2002, respectively. The increase in interest expense was attributable to an increase in the average principal loan balances outstanding, which was partially offset by lower interest rates during the fiscal year ended March 31, 2003 as compared to the fiscal year ended March 31, 2002. The increase in the average principal loan balances outstanding during the year was primarily attributable to cash used for acquisitions during fiscal 2003.

         Net income for the fiscal year ended March 31, 2003 was $8,201,000 or $.86 per basic share and $.81 per diluted share as compared to $6,271,000 or $.68 per basic share and $.62 per diluted share for the fiscal year ended March 31, 2002. The increase in net income was attributable to the increase in net sales and gross profits, which were partially offset by an increase in selling, general and administrative expenses and an increase in interest expense.

CRITICAL ACCOUNTING POLICIES

         The Company's significant accounting policies are summarized in Note 1 of its financial statements. While all these significant accounting policies impact its financial condition and results of operations, the Company views certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on the Company's financial statements and require management to use a greater degree of judgment and/or estimates. Actual results may differ from those estimates.

         The Company believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on the Company's consolidated results of operations, financial position or liquidity for the periods presented in this report.

         The accounting policies identified as critical are as follows:

Revenue Recognition - The Company recognizes revenues in accordance with generally accepted accounting principles as outlined in SAB No. 101 which requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) product delivery, including customer acceptance, has occurred or services have been rendered; (3) the price is fixed or determinable and (4) collectability is reasonably assured. The Company believes that its revenue recognition policy is critical because revenue is a very significant component of its results of operations. Decisions relative to criteria (4) regarding collectability are based upon management judgments and should conditions change in the future and cause management to determine this criteria is not met, the Company's recognized results may be affected.

Income Taxes - In preparing the Company's financial statements, income tax expense is calculated for each of the jurisdictions in which the Company operates. This process involves estimating actual current taxes due plus assessing temporary differences arising from differing treatment for tax and accounting purposes which are recorded as deferred tax assets and liabilities. Deferred tax assets are periodically evaluated to determine their recoverability, and where their recovery is not likely, a valuation allowance is established and a corresponding additional tax expense is recorded in the Company's statement of operations. In the event that actual results differ from the Company's estimates given changes in assumptions, the provision for income taxes could be materially impacted. As of March 31, 2004, no valuation allowance existed on the Company's books. The total net deferred tax liability as of March 31, 2004 was $2,829,000.

Inventories - The Company values its inventory at the lower of the actual cost to purchase and/or manufacture or the current estimated market value of the inventory. On an ongoing basis, inventory quantities on hand are reviewed and an analysis of the provision for excess and obsolete inventory is performed based primarily on the Company's estimated sales forecast of product demand, which is based on sales history and anticipated future demand. A significant increase in the demand for the Company's products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, the Company's estimates of future product demand may prove to be inaccurate in which case the Company may have understated or overstated the provision required for excess and obsolete inventory. Accordingly, future adjustments to the provision may be required. Although every effort is made to ensure the accuracy of the Company's forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of the Company's inventory and reported operating results. Historically, the Company has not experienced any significant inventory write-downs due to excess and obsolete inventory.

Goodwill and Other Intangibles - Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market value of the assets and liabilities purchased, with the excess value, if any, being classified as goodwill. In addition, as described in Notes 4 and 5 of the Company's financial statements, as a result of the Company's acquisitions, values were assigned to intangible assets for trademarks, customer relationships, non-compete agreements and supply agreements. Finite useful lives were assigned to these intangibles, if appropriate, and they will be amortized over their remaining life. As with any intangible asset, future write-downs may be required if the value of these assets becomes impaired.

Property, Plant and Equipment - Property, plant and equipment are depreciated over their useful lives. Useful lives are based on management's estimates of the period that the asset will generate revenue. Any change in conditions that would cause management to change its estimate as to the useful lives of a group or class of assets may significantly impact the Company's depreciation expense on a prospective basis.

Allowance for Doubtful Accounts - The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by a review of their current credit information. The Company continuously monitors collections and payments from customers and a provision for estimated credit losses is maintained based upon its historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within the Company's expectations and the provisions established, the Company cannot guarantee that the same credit loss rates will be experienced in the future. Concentration risk exists relative to the Company's accounts receivable, as 62% of the Company's total accounts receivable balance for fiscal 2004 is concentrated in three distributors. While the accounts receivable related to these distributors may be significant, the Company does not believe the credit loss risk to be significant given the consistent payment history of these distributors.

Recent Accounting Pronouncements

         In November 2002, the Emerging Issues Task Force ("EITF")reached a consensus opinion on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The consensus provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met. The consideration for the arrangement should be allocated to the separate units of accounting based on their relative fair values, with different provisions if the fair value of all deliverables are not known or if the fair value is contingent on delivery of specified items or performance conditions. Applicable revenue recognition criteria should be considered separately for each separate unit of accounting. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Entities may elect to report the change as a cumulative effect adjustment in accordance with APB Opinion 20, Accounting Changes. The Company does not believe that the adoption of EITF 00-21 will have a material effect on its financial position or results of operations.

         In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the provisions of SFAS 150 to have a material impact on our financial position or results of operations.

         In December 2003, the FASB issued FASB Interpretation No. (FIN) 46R (revised December 2003), "Consolidation of Variable Interest Entities," which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," which was issued in January 2003. The Company is required to apply FIN 46R to variable interests in variable interest entities (VIEs) as of March 31, 2004. Management does not expect application of this Interpretation to have a material effect on the Company's financial condition or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

         The following table sets forth certain liquidity and capital resources data for the periods indicated:

                               2004          2003
Accounts Receivable, net   $10,669,000   $10,144,000
Days Sales Outstanding            30.1          34.8
Inventories, net           $18,616,000   $16,079,000
Inventory Turnover                 5.4           5.1
Current Assets             $31,066,000   $28,328,000
Working Capital            $17,434,000   $16,410,000
Current Ratio                      2.3           2.4
Total Borrowings           $17,080,000   $32,715,000
Shareholders' Equity       $56,807,000   $43,034,000
Debt to Equity Ratio              0.30          0.76

         Current assets have increased $2,738,000 to $31,066,000 at March 31, 2004 from $28,328,000 at March 31, 2003. The increase was primarily attributable to a $2,537,000 increase in inventory. The increase in inventory was due primarily to planned increases needed to satisfy certain customer requirements and temporary increases due to manufacturing strategies. The Company had working capital of $17,434,000 with a current ratio of 2.3 at March 31, 2004 as compared to working capital of $16,410,000 with a current ratio of 2.4 at March 31, 2003. Total borrowings outstanding were $17,080,000 with a debt to equity ratio of .30 at March 31, 2004 as compared to $32,715,000 with a debt to equity ratio of .76 at March 31, 2003. The decrease in total borrowings outstanding at year-end was primarily attributable to net cash provided by operating activities, proceeds from the exercise of employee stock options, and proceeds from the repayment of loans to officers.

         On October 21, 2002, the Company signed a Loan Agreement and Revolving Credit Note (the "Agreement") with a lending group. The Agreement, which expires on October 21, 2005, contains a borrowing limit of $40,000,000. The Agreement bears interest at either the alternate base rate or at the LIBOR rate plus applicable margins. Long-term funds available under this Agreement amounted to $15,000,000 at March 31, 2004, as defined in the borrowing base formula. The loan amount is collateralized by all of the assets of the Company and contains restrictive covenants, which limits certain transactions, requires maintenance of financial ratios and prohibits the payment of dividends. At March 31, 2004, the Company was in compliance with all such covenants and financial ratios.

         The Company has financed its operations primarily through cash flow from operations and borrowings from its existing credit facilities. At March 31, 2004, the Company had a cash balance of $545,000 as compared to $892,000 at March 31, 2003. The Company's operating activities provided cash of $13,028,000 and $8,821,000 for the years ended March 31, 2004 and 2003, respectively. Net cash provided during the year ended March 31, 2004 consisted primarily of net income from operations of $9,434,000, depreciation and amortization of $2,263,000, tax benefit from exercise of warrants and options of $2,024,000 and an increase in accounts payable of $1,377,000 partially offset by an increase in inventories of $2,537,000.

         Investing activities provided net cash of $595,000 and used net cash of $31,280,000 during the years ended March 31, 2004 and 2003, respectively. The principal activity during the year ended March 31, 2004 was repayment of loans to officers in the amount of $940,000, which was partially offset by $443,000 of cash used to purchase property and equipment.

         Financing activities used cash of $13,970,000 and provided cash of $22,566,000 during the years ended March 31, 2004 and 2003, respectively. Financing activities during the year ended March 31, 2004 consisted of net principal payments under the Company's existing credit facilities of $15,635,000 and cash proceeds from the exercise of employee stock options of $1,665,000.

         At March 31, 2004, the Company had no material commitments for capital expenditures. The Company believes that the anticipated future cash flow from operations, coupled with its cash on hand and available funds under its revolving credit agreement, will be sufficient to meet its working capital requirements for fiscal 2005.

         The Company believes that the relatively moderate rates of inflation in 2004 and 2003 have not had a significant impact on sales and profitability.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company is exposed to interest rate change market risk with respect to its credit facility with a financial institution which is priced based on the alternate base rate of interest plus a spread of up to 3/4%, or at LIBOR rate plus a spread of up to 3 1/4%. The spread over the alternate base rate and LIBOR rates is determined based upon the Company's performance with regard to agreed-upon financial ratios. The Company decides at its sole discretion as to whether borrowings will be at the alternate base rate or LIBOR. At March 31, 2004, $13,560,000 was outstanding under the credit facility. Changes in the alternate base rates or LIBOR rates during fiscal 2005 will have a positive or negative effect on the Company's interest expense. Each 1% fluctuation in the interest rate will increase or decrease interest expense for the Company by approximately $136,000 on an annualized basis.

         In addition, the Company is exposed to interest rate change market risk with respect to the proceeds received from the issuance and sale by the Buncombe County Industrial and Pollution Control Financing Authority Industrial Development Revenue Bonds. At March 31, 2004, $3,520,000 was outstanding for these Bonds. The Bonds bear interest at a variable rate determined weekly. During fiscal 2004, the average interest rate on the Bonds approximated 1.2%. Each 1% fluctuation in interest rates will increase or decrease the interest expense on the Bonds by approximately $35,000 on an annualized basis.

         A significant portion of the Company's raw materials are purchased from China. All such purchases are transacted in U.S. dollars. The Company's financial results, therefore, could be impacted by factors such as changes in foreign currency, exchange rates or weak economic conditions in foreign countries in the procurement of such raw materials. To date, sales of the Company's products outside the United States have not been significant.


Balance Sheets Medical Action Industries Inc.

                                                       March 31,
                                                   2004         2003

Assets
Current assets:
  Cash                                        $   544,841   $   891,982
  Accounts receivable, less allowance for
   doubtful accounts of $295,000 at
    March 31, 2004 and $276,000 at
    March 31, 2003                             10,669,451    10,144,390
  Inventories, net                             18,616,152    16,078,830
  Prepaid expenses                                551,122       477,131
  Deferred income taxes                           308,118       391,362
  Prepaid income taxes                            233,919       317,139
  Other current assets                            142,104        26,679
Total current assets                           31,065,707    28,327,513
Property and equipment, net                    13,653,953    15,093,263
Due from officers                                  91,680       382,051
Goodwill                                       37,085,562    37,085,562
Trademarks                                        666,000       666,000
Other intangible assets, net                    2,213,333     2,496,833
Other assets                                      520,577       692,554
Total assets                                  $85,296,812   $84,743,776

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                            $ 5,827,530   $ 4,450,718
  Accrued expenses                              1,471,060     1,300,820
  Accrued commissions                             973,826       806,533
  Current portion of long-term debt             5,360,000     5,360,000
Total current liabilities                      13,632,416    11,918,071
Deferred income taxes                           3,137,403     2,436,256
Long-term debt, less current portion           11,720,000    27,355,000
                                              $28,489,819   $41,709,327
Commitments and contingencies
Shareholders' equity:
  Preferred stock, 5,000,000 shares
    authorized, $.001 par value:
    none issued at March 31, 2004 and 2003             --            --
Common stock, 15,000,000 shares authorized,
    $.001 par value:
    issued 10,194,036 shares at
    March 31, 2004 and 9,704,892 shares
    at March 31, 2003                              10,193         9,705
Additional paid-in capital, net                16,415,062    12,076,878
Retained earnings                              40,381,738    30,947,866
Total shareholders' equity                    $56,806,993   $43,034,449
Total liabilities and shareholders' equity    $85,296,812   $84,743,776

The accompanying notes are an integral part of these statements.

Statements of Earnings Medical Action Industries Inc.

                                                            Year ended March 31,
                                                    2004             2003             2002

Net sales                                      $ 127,601,339    $ 104,821,844    $  82,836,049
Cost of sales                                     93,590,899       73,438,355       57,301,092
Gross profit                                      34,010,440       31,383,489       25,534,957
Selling, general and administrative expenses      18,108,929       17,464,859       15,208,484
Interest expense                                     948,079          825,595          265,437
Interest (income)                                    (70,571)         (70,707)         (74,383)
                                                  18,986,437       18,219,747       15,399,538
Income before taxes                               15,024,003       13,163,742       10,135,419
Income tax expense                                 5,590,131        4,963,040        3,864,774
Net income                                     $   9,433,872    $   8,200,702    $   6,270,645
Net income per common share
         Basic                                 $         .95    $         .86    $         .68
         Diluted                               $         .92    $         .81    $         .62

The accompanying notes are an integral part of these statements.

Statement of Shareholders' Equity Medical Action Industries Inc.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Total
                                              Common Stock           Additional        Deferred      Retained     Shareholders'
                                          Shares         Amount   Paid-In Capital    Compensation    Earnings         Equity
-------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2001               9,155,115       $ 9,155    $  9,459,573        $(23,730)   $ 16,476,519   $ 25,921,517

Issuance of common stock:
  On exercise of stock options and
  warrants, net                           553,134           553         922,081                                        922,634
Amortization of warrants granted
  for services                                                                           23,730                         23,730
Repurchase of common stock               (211,300)         (211)     (1,332,968)                                    (1,333,179)
Tax benefit from exercise of
  warrants and options                                                1,953,261                                      1,953,261
Net income                                                                                            6,270,645      6,270,645
-------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2002               9,496,949         9,497      11,001,947              --      22,747,164     33,758,608

Issuance of common stock:
  On exercise of stock options, net       233,376           233         724,344                                        724,577
Repurchase of common stock                (25,433)          (25)       (333,654)                                      (333,679)
Tax benefit from exercise of options                                    684,241                                        684,241
Net income                                                                                            8,200,702      8,200,702
-------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2003               9,704,892         9,705      12,076,878              --      30,947,866     43,034,449

Issuance of common stock:
  On exercise of stock options, net       489,144           488       1,664,568                                      1,665,056
Repayment of officer loans which were
  used to purchase company stock                                        649,900                                        649,900
Tax benefit from exercise of options                                  2,023,716                                      2,023,716
Net income                                                                                            9,433,872      9,433,872
-------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2004              10,194,036       $10,193    $ 16,415,062        $     --    $ 40,381,738   $ 56,806,993
-------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this statement

Statements of Cash Flows Medical Action Industries Inc.

                                                                    Year ended March 31,
                                                             2004            2003           2002
Operating activities
Net income                                              $  9,433,872    $  8,200,702    $  6,270,645
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization                          2,262,520       1,702,703       1,054,823
    Provision for doubtful accounts                           51,000          42,000          41,000
    Deferred income taxes                                    784,391       1,280,639         374,718
    Deferred compensation                                         --              --          23,730
    Loss (gain) on sale of property and equipment             72,961          (1,171)             --
    Tax benefit from exercise of warrants and options      2,023,716         684,241       1,953,261
    Changes in operating assets and liabilities,
      net of acquisitions:
 Accounts receivable                                        (576,061)     (2,340,044)        718,972
 Inventories                                              (2,537,322)     (1,799,112)        531,441
 Prepaid expenses, other current assets and
   other receivables                                        (189,416)        (89,680)        (74,954)
 Other assets                                                (95,671)       (733,466)         27,537
 Accounts payable                                          1,376,812       2,016,519         325,041
 Income taxes                                                 83,220        (336,610)       (296,759)
 Accrued expenses, payroll and taxes                         337,533         194,047         124,097
Net cash provided by operating activities                 13,027,555       8,820,768      11,073,552

Investing activities
Purchase price and related acquisition costs                      --     (30,229,415)    (11,269,280)
Purchases of property and equipment                         (443,024)     (1,056,498)       (721,254)
Proceeds from sale of property and equipment                  98,000           6,000              --
Repayment of loans to officers                               940,271              --           1,000
Net cash provided by (used in) investing activities          595,247     (31,279,913)    (11,989,534)

Financing activities
Proceeds from revolving line of credit,
  term loan and long-term borrowings                      25,630,000      47,387,612      12,635,000
Principal payments on revolving line of credit,
  long-term debt, and capital lease obligations          (41,265,000)    (25,212,612)    (11,162,792)
Proceeds from exercise of employee stock options           1,665,057         724,577         922,634
Repurchases of company common stock                               --        (333,679)     (1,333,179)
Net cash (used in) provided by financing activities      (13,969,943)     22,565,898       1,061,663
(Decrease) increase in cash                                 (347,141)        106,753         145,681
Cash at beginning of year                                    891,982         785,229         639,548
Cash at end of year                                     $    544,841    $    891,982    $    785,229
Supplemental disclosures:
  Interest paid                                         $  1,012,671    $    890,721    $    402,201
  Income taxes paid                                     $  2,701,760    $  3,331,558    $  1,833,608

The accompanying notes are an integral part of these statements.

Notes To Financial Statements Medical Action Industries Inc. o  March 31, 2004
Note 1-- Significant Accounting Policies

Inventories

         Inventories are stated at the lower of cost or market net of reserve for obsolete and slow moving inventory. Cost is determined by the first-in, first-out method.

Property and Equipment

         Property and equipment are stated at cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments. Maintenance and repairs are charged to operations as incurred and expenditures for major improvements are capitalized. The carrying amount and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any resulting gain or loss is reflected in operations in the year of disposal. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the related assets (buildings-40 years; factory equipment-10 to 20 years; fixtures and other equipment-3 to 5 years). Accelerated methods of depreciation are used for tax purposes. Amortization of leasehold improvements is provided on the straight-line method over the period of their economic or related lease lives, whichever is less.

Intangibles

         Intangibles, consisting primarily of goodwill, trademarks, a supply agreement, non-competition agreements and customer relationships represent the excess of the aggregate price paid by the Company over the fair market value of the tangible assets acquired in business acquisitions accounted for as a purchase. Goodwill and trademarks will be tested for impairment periodically, in accordance with Statement No. 142 as issued by the Financial Accounting Standards Board. The other intangible assets will be amortized according to their useful lives.

         Accumulated amortization of the other intangible assets amounted to $459,000 and $175,000 for the fiscal years ended March 31, 2004 and 2003, respectively.

         Other intangible asset amortization expense for the years ended March 31, 2004, 2003 and 2002 was $284,000, $154,000 and $21,000, respectively.
Estimated amortization expense related to these intangibles for the five succeeding fiscal years is as follows:

         2005     $269,000
         2006     $269,000
         2007     $269,000
         2008     $208,000
         2009     $113,000

         The Company reviews for the impairment of long-lived assets and certain identifiable intangibles (including the excess of cost over fair value of net assets acquired and property and equipment) annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of the assets exceeds its fair value. The Company has not identified any such impairment losses.

Revenue Recognition

         The Company recognizes revenue as products are shipped and title passes to customers. Shipping and credit terms are negotiated on a customer by customer basis and all orders are processed and revenue is recognized accordingly. Products are shipped primarily to distributors at an agreed upon list price. The distributor then resells the products primarily to hospitals and depending upon contracts between the Company, the distributor and the hospital, the distributor may be entitled to a rebate. The Company deducts all rebates from sales and has a provision for allowances based on historical information for all rebates that have not yet been processed.

         All customer returns must be pre-approved by the Company. The Company does not have any post shipment obligations to customers.

Currency

         All of the Company's sales and purchases were transacted in U.S.
dollars.

Stock Compensation

         In accordance with the provisions of SFAS No. 123, the Company has elected to apply APB 25 and related interpretations in accounting for its employee and director stock-based awards because, as discussed in Note 11, the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing such employee and director stock-based awards. For the years ended March 31, 2004, 2003, and 2002, all employee and director stock-based awards were granted with an exercise price equal to the fair market value of the Company's common stock on their date of grant. Therefore, under the provisions of APB 25, no compensation expense has been recognized with respect to such awards. If the Company had elected to recognize compensation expense based on the fair value of the employee and director stock-based awards granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

                                               2004         2003         2002
         Net income-as reported             $9,433,872   $8,200,702   $6,270,645
         Net income-pro forma                8,265,371    7,169,041    5,838,295
         Earnings per share-as reported:
           Basic                                  $.95         $.86         $.68
           Diluted                                 .92          .81          .62
         Earnings per share-pro forma
           Basic                                  $.83         $.75         $.63
           Diluted                                 .82          .71          .58

Earnings Per Share Information

         Basic earnings per share is based on the weighted average number of common shares outstanding without consideration of potential common stock. Diluted earnings per share is based on the weighted average number of common and potential common shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options and warrants, reduced by the shares that may be repurchased with the funds received from the exercise, based on average prices during the year. Excluded from the calculation of earnings per share are options and warrants to purchase 55,000, 339,813 and 20,000 shares in fiscal 2004, 2003 and 2002 respectively, as their inclusion would have been antidilutive. Note 10 displays a table showing the computation of basic and diluted earnings per share.

Business Concentrations

         The Company manufactures and distributes disposable medical products principally to medical product distributors and hospitals located throughout the United States. The Company performs credit evaluations of its customers' financial condition and does not require collateral. Receivables are generally due within 30-90 days. Credit losses relating to customers have historically been minimal and within management's expectations. (See Note 13 for major customers.)

         A significant portion of the Company's raw materials are purchased from China. All such purchases are transacted in U.S. dollars. The Company's financial results, therefore, could be impacted by factors such as foreign currency, exchange rates or weak economic conditions in foreign countries in the procurement of such raw materials.

Use of Estimates and Fair Value of Financial Instruments

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." Management of the Company believes that the fair value of financial instruments, consisting of cash, accounts receivable, accounts payable, and debt, approximates carrying value due to the immediate or short-term maturity associated with its cash, accounts receivable and accounts payable, and the interest rates associated with its debt.


Note 2 -- Inventories

Inventories consist of the following:

                                               March 31,
                                         2004            2003
         Finished goods             $  9,753,410     $ 8,641,517
         Raw materials                 8,862,742       7,437,313
         Total                       $18,616,152     $16,078,830


Note 3 -- Property and Equipment

Property and equipment (including those arising from capital leases) are summarized as follows:

                                                   March 31,
                                              2004            2003
         Land and buildings              $  8,019,212     $  7,946,052
         Machinery and equipment           13,909,657       13,812,229
         Furniture and fixtures             1,031,401          959,065
                                           22,960,270       22,717,346
         Less accumulated depreciation
          and amortization                  9,306,317        7,624,083
                                          $13,653,953      $15,093,263

Depreciation expense amounted to $1,711,373 and $1,335,532 in the fiscal years ended March 31, 2004 and 2003, respectively.

Note 4-- Accounting for Business Combinations, Intangible Assets and Goodwill

         In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." The new standards require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged shall be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives will no longer be subject to amortization, but will be subject to at least an annual assessment for impairment by applying a fair value based test.

         The Company has adopted as of April 1, 2001, the provisions of SFAS Nos. 141 and 142. Therefore, annual and quarterly amortization of goodwill and trademarks are no longer recognized. The Company has performed a fair value based impairment test and has determined that no impairment of goodwill or trademarks existed as of December 31, 2003.

Note 5 -- Acquisitions

         On October 25, 2002, the Company acquired certain assets relating to the BioSafety Division of Maxxim Medical, Inc. of Waltham, Massachusetts. The BioSafety Division, which maintains a manufacturing facility in Clarksburg, West Virginia, consists of specialty packaging and collection systems for the containment of infectious waste and a line of sharps containment systems. The purchase price for the assets acquired including related closing costs was approximately $20,694,000.

         The assets acquired included inventory, the land and manufacturing facility in Clarksburg, West Virginia, certain fixed assets, a non-competition agreement, customer relationships, and intellectual property used in the operations of the Biosafety Division.

         The acquisition of the Biosafety Division of Maxxim Medical, Inc. has been accounted for as a purchase pursuant to Statement No. 141 as issued by the Financial Accounting Standards Board. The operations of the BioSafety Division of Maxxim Medical, Inc. have been included in the Company's statement of earnings since the acquisition date. The following table summarizes the assets acquired from the BioSafety Division of Maxxim Medical, Inc. and the allocation of the purchase price:

         Inventory                        $   914,000
         Land and building                  1,380,000
         Factory and office equipment       4,280,000
         Goodwill                          11,750,000
         Trademarks                            70,000
         Non-competition agreement            700,000
         Customer relationships             1,600,000
                                          $20,694,000

         The BioSafety Division of Maxxim Medical, Inc. manufactures biosafety containment products that are used to dispose of sharp medical instruments and biological waste. Essentially, the acquisition increased the Company's market share in these products, while gaining manufacturing efficiencies and the benefit of increased purchasing power and lower material costs. As a result of the acquisition, the company has projected approximately $19 million of incremental sales to existing customers of biosafety containment products with limited selling and general administrative expenses. The aforementioned were the primary reasons for the acquisition and the main factors that contributed to the purchase price and which resulted in the recognition of goodwill. For tax purposes, the goodwill will be deductible.

         Goodwill and trademarks will be tested for impairment periodically, in accordance with Statement No. 142 as issued by the Financial Accounting Standards Board. The non-competition agreement will be amortized over a period of five years and the customer relationships will be amortized over a period of twenty years.

         The Company utilized the funds available under its existing Revolving Credit Note and Loan Agreement in order to satisfy the purchase price.

         On June 21, 2002, the Company acquired certain assets relating to the specialty packaging and collection systems for the containment of infectious waste and sterilization products business of MD Industries of Northbrook, Illinois ("MD Industries"). The purchase price for the assets acquired was approximately $9,535,000 including acquisition costs, all of which was paid at closing.

         The assets acquired included inventory, certain fixed assets and trademarks used in the operations of the specialty packaging and collection systems for the containment of infectious waste and sterilization products (hereinafter the "Products").

         The acquisition of the MD Industries business has been accounted for as a purchase pursuant to Statement No. 141 as issued by the Financial Accounting Standards Board. The operations of MD Industries have been included in the Company's statement of earnings since the acquisition date. Historical pro forma information as if this acquisition occurred at the beginning of all periods presented is not available. The following table summarizes the assets acquired from MD Industries and the allocation of the purchase price:

         Inventory                       $  700,000
         Factory and office equipment        26,000
         Goodwill                         8,782,000
         Trademarks                          27,000
                                         $9,535,000

         MD Industries sold its line of specialty packaging and collection systems for the containment of infectious waste and sterilization products. The Company sold specialty packaging and collection systems for the containment of infectious waste and sterilization products prior to the acquisition. Essentially, the acquisition increased the Company's market share in these products, while gaining operational efficiencies and the benefit of increased purchasing power and lower material costs. As a result of the acquisition, the Company has projected approximately $7.0 million of incremental sales to its existing customers of specialty packaging and collection systems for the containment of infectious waste and sterilization products with limited additional selling, general and administrative expenses. The aforementioned were the primary reasons for the acquisition and the main factors that contributed to the purchase price which resulted in the recognition of goodwill. For tax purposes, the goodwill will be deductible.

         Goodwill and the trademarks will be tested for impairment periodically, in accordance with Statement No. 142 as issued by the Financial Accounting Standards Board.

         The Company utilized the funds available under its existing Revolving Credit Note and Loan Agreement in order to satisfy the purchase price.

         On November 30, 2001, the Company acquired certain assets relating to the medical products business of Medi-Flex Hospital Products, Inc., a Kansas corporation ("Medi-Flex"). The purchase price for the assets acquired including related closing costs was approximately $11,269,000.

         The assets acquired included inventory, certain fixed assets, a supply agreement, a non-competition agreement and a trademark used in the manufacture of: (i) sterile kits for the insertion of intravenous catheters ("I.V. Start Kits"); and (ii) sterile procedure trays containing components necessary for the maintenance of large catheters inserted into the chest cavity ("Central Line Dressing Trays") (hereinafter the "Products").

         The acquisition of the Medi-Flex business has been accounted for as a purchase pursuant to Statement No. 141 as issued by the Financial Accounting Standards Board. The operations of Medi-Flex have been included in the Company's statement of earnings since the acquisition date.

         Pro forma information is not presented as complete historical operating results are not available. The following table summarizes the assets acquired from Medi-Flex and the allocation of the purchase price:

         Inventory                      $   650,000
         Factory and office equipment       300,000
         Goodwill                         9,780,000
         Supply agreement                    29,000
         Non-competition agreement          343,000
         Trademark                          167,000
                                        $11,269,000

         The Company, prior to this acquisition, sold a substantial portion of its products to the same customers that Medi-Flex sold its line of I.V. Start Kits and Central Line Dressing Trays. In addition, the Company manufactured and sold I.V. Start Kits and Central Line Dressing Trays prior to the acquisition. Essentially, the acquisition increased the Company's market share in these products, while gaining manufacturing efficiencies and the benefit of lower material costs. As a result of the acquisition, the Company has projected approximately $9.6 million of incremental sales to its existing customers of I.V. Start Kits and Central Line Dressing Trays with limited additional selling, general and administrative expenses. The aforementioned were the primary reasons for the acquisition and the main factors that contributed to the purchase price and which resulted in the recognition of goodwill. For tax purposes, the goodwill will be deductible.

         Goodwill and the trademark will be tested for impairment periodically, in accordance with Statement No. 142 as issued by the Financial Accounting Standards Board. The Supply Agreement will be amortized over a period of two years and the Non-Competition Agreement will be amortized over a period of seven years. The Company utilized the funds available under its existing Revolving Credit Note and Loan Agreement in order to satisfy the purchase price.

Note 6 -- Related Party Transactions

         At March 31, 2004, loans to officers decreased to $553,305 from $1,493,576 at March 31, 2003. The loans decreased due to $940,271 of payments made by officers in March 2004. Of the repayments made during the fiscal year ended March 31, 2004, $649,900 related to officer loans which were used to purchase company stock.

         The loans are classified as non-current assets except for the portions which involve the purchase of the Company's common stock. The amount involving the purchase of the Company's common stock, which has been deducted from shareholders' equity, was $461,625 for the year ended March 31, 2004 compared to $1,111,525 for the year ended March 31, 2003. Certain loans, which relate to the exercise of stock options, aggregating approximately $335,950, bear interest at 7% and are due June 2004. A loan granted in April of 2001 totaling $125,675 which relates to the exercise of stock options bears interest at 7% and is due on May 1, 2006. The balance of the loans, which are non-interest bearing, are payable on demand. Interest income received from officers aggregated $70,571 in fiscal 2004 and 2003, respectively.

         In October 1997, the Company entered into a Consulting Agreement with the Company's former Chief Executive Officer and Chairman of the Board. The Consulting Agreement provides for an annual fee of $275,000, payable in equal monthly installments, for the ten (10) year period ending December 31, 2007. The consulting services to be provided to the Company include, but are not limited to, the evaluation of the progress of the Company's business development, analysis of the Company's financial condition and proposed operations and the projected financial results thereof. In addition, the Consulting Agreement provides that the Company's former Chief Executive Officer will not, either directly or indirectly, engage in any business competitive to that being carried on by the Company.


Note 7 -- Income Taxes

Income tax expense consists of the following:

                                             March 31,
                              2004             2003             2002
         Current:
          Federal          $3,835,982       $3,162,108        $3,033,179
          State               561,444          520,293           456,877
          Deferred          1,192,705        1,280,639           374,718
                           $5,590,131       $4,963,040        $3,864,774

         The following table indicates the significant elements contributing to the difference between the statutory federal tax rate and the Company's effective tax rate for 2004, 2003 and 2002:

                                                  March 31,
                                            2004     2003     2002
         Statutory rate                     34.0%    34.0%    34.0%
         State taxes                         3.2      3.4      3.2
         Nondeductible expenses                _       .1       .2
         Other                                 _       .2       .7
         Effective tax rate                 37.2%    37.7%    38.1%

         The components of deferred tax assets and deferred tax liabilities at March 31, 2004 and 2003 are as follows:

                                                             March 31,
                                                         2004          2003
         Deferred tax assets
          Inventory valuation allowance               $  197,658    $  287,311
          Allowance for doubtful accounts                110,460       104,051
         Total deferred tax assets                    $  308,118    $  391,362
         Deferred tax liabilities
         Depreciation and amortization                $3,137,403    $2,436,256


Note 8 -- Leases

         The Company leases certain equipment and vehicles under noncancelable operating leases expiring in various years through fiscal 2009.

         The following is a schedule of minimum lease payments on noncancelable operating leases with initial or remaining terms of one year or more at March 31, 2004:

         Year ended March 31,
         2005                       $187,334
         2006                        159,436
         2007                         71,489
         2008                         59,184
         2009                         40,744
                                    $518,187

         Rental expense under operating leases was $168,326, $211,608, and $117,738 for the fiscal years ended March 31, 2004, 2003 and 2002, respectively.

Note 9 -- Long-term Debt

                                                     March 31,
                                              2004              2003
         Revolving credit agreement (a)   $        --       $ 6,335,000
         Term loan (a)                     13,560,000        22,500,000
         Industrial Revenue Bonds (b)       3,520,000         3,880,000
                                           17,080,000        32,715,000
         Less current portion               5,360,000         5,360,000
                                          $11,720,000       $27,355,000

         (a) On October 21, 2002 the Company entered into a credit agreement with certain lenders and a bank acting as administration agent for the lenders (the "Credit Agreement"). The Credit Agreement provides for borrowing of $40,000,000 and is divided into two types of borrowing facilities, (i) a term loan with a principal amount of $25,000,000 which is payable in twenty consecutive equal quarterly installments which commenced on December 31, 2002. The company has accelerated payment on the term loan by $3,940,000 during fiscal 2004. As a result of the accelerated payments approximately three required quarterly installments are no longer necessary. The term note shall bear interest from inception on the unpaid principal at the applicable interest rate.
(ii) Revolving credit loans, which amounts may be borrowed, repaid and reborrowed up to $15,000,000. The revolving credit agreement expires on October 21, 2005. The revolving credit loans shall bear interest from inception on the unpaid principal at the applicable interest rate.

         Both the term loan and revolving credit loans bear interest at the "alternate base rate" plus the applicable margin or at the Company's option the "LIBOR rate" plus the "applicable margin." The alternate base rate shall mean a rate per annum equal to the greater of (a) the Prime rate or (b) the Federal Funds effective rate in effect on such day plus 1/2 of 1%. "Applicable Margin" shall mean with respect to LIBOR loans a range of 225 basis points to 325 basis points. With respect to Alternate base rate loans, the applicable margin shall range from 0 basis points to 75 basis points. The rates for both LIBOR and Alternate base rate loans are established quarterly based upon agreed upon financial ratios. Borrowings on the revolving credit loans are further limited to 80% of eligible accounts receivable, and 55% of eligible inventory, as defined, with a sublimit of $7,500,000. As of March 31, 2004, the Company has $15,000,000 of available credit under the revolving credit agreement. Borrowings under this agreement are collateralized by all the assets of the Company, and the agreement contains certain restrictive covenants, which, among other matters, impose limitations with respect to the incurrence of liens, guarantees, mergers, acquisitions, capital expenditures, specified sales of assets and prohibits the payment of dividends. The Company is also required to maintain various financial ratios which it is in compliance at March 31, 2004.

         (b) On July 9, 1997 the Company acquired approximately 32 acres of land located in Arden, North Carolina and an existing 205,000 square foot building located thereon (the "Arden Facility"). The purchase price for the Arden Facility was $2,900,000, which was paid at closing. The acquisition of the Arden Facility was financed with the proceeds from the issuance and sale by The Buncombe County Industrial Facilities and Pollution Control Financing Authority of its $5,500,000 Industrial Development Revenue Bonds (Medical Action Industries Inc. Project), Series 1997 (the "Bonds"). Interest on the Bonds is payable on the first business day of each January, April, July and October commencing October, 1997 and ending July, 2013. Principal payments are due and payable in 60 consecutive quarterly installments of $90,000 commencing October 1, 1998 and ending July 1, 2013 with a final maturity payment of $190,000. The Bonds bear interest at a variable rate, determined weekly. The interest rate on the Bonds at March 31, 2004 was 1.2% per annum. In connection with the issuance of the Bonds, the Company entered into a Letter of Credit and Reimbursement Agreement dated as of July 1, 1997 with a bank for approximately $5,800,000 (the "Reimbursement Agreement") to support principal and interest payments of the Bonds and requires payment of an annual fee of .85% of the remaining balance. The Company also entered into a Remarketing Agreement, pursuant to which the Remarketing Agent will use its best efforts to arrange for a sale in the secondary market of such Bonds. The Remarketing Agreement provides for the payment of an annual fee of .125% of the remaining balance.

         As of March 31, 1998, the Company had used all of the $5,500,000 proceeds from the Bonds for the purchase and rehabilitation of the Arden Facility and for the acquisition of machinery and equipment. Maturities of long-term debt are as follows at March 31, 2004:

         2005                       $ 5,360,000
         2006                         5,360,000
         2007                         3,920,000
         2008                           360,000
         2009                           360,000
         Thereafter                   1,720,000
                                    $17,080,000

Note 10-- Earnings Per Share

                                      2004           2003         2002

Numerator:
Net income for basic and
  diluted earnings per share       $ 9,433,872   $ 8,200,702   $ 6,270,645
Denominator:
Denominator for basic
  earnings per share -
    weighted average shares          9,977,490     9,578,136     9,251,430
Effect of dilutive securities:
Employee stock options                 254,068       595,601       850,888
Warrants                                 8,523        10,174        37,382
Dilutive potential common shares       262,591       605,775       888,270
Denominator for diluted earnings
  per share - adjusted
  weighted average shares           10,240,081    10,183,911    10,139,700
Basic earnings per share           $       .95   $       .86   $       .68
Diluted earnings per share         $       .92   $       .81   $       .62

Note 11-- Shareholders' Equity and Stock Plans

         During fiscal 1990, the Company's Board of Directors and stockholders approved a Non-Qualified Stock Option Plan (the "Non-Qualified Option Plan"). The Non-Qualified Option Plan, as amended, authorizes the granting to employees of the Company options to purchase an aggregate of 2,150,000 shares of the Company's common stock. The options are granted with an exercise price equal to the fair market price or at a value that is not less than 85% of the fair market value on the date of grant. The options are exercisable in two equal installments on the first and second anniversary of the date of grant. Options expire from five to ten years from the date of grant unless the employment is terminated, in which event, subject to certain exceptions, the options terminate two months subsequent to date of termination. The number of shares exercisable at March 31, 2004, 2003 and 2002 were 208,250, 334,375 and 304,375, respectively.

         In 1994, the Company's Board of Directors and stockholders approved the 1994 Stock Incentive plan (the "Incentive Plan"), which, as amended, covers 1,850,000 shares of the Company's common stock. The Incentive Plan, which expires in 2009, permits the granting of incentive stock options, shares of restricted stock and non-qualified stock options. All officers and key employees of the Company and its affiliates are eligible to participate in the Incentive Plan. The Incentive Plan is administered by the Compensation Committee of the Board of Directors, which determines the persons to whom, and the times at which, awards will be granted. In addition, the Compensation Committee decides the type of awards to be granted and all other related terms and conditions of the awards. The per share exercise price of any option may not be less than the fair market value of a share of common stock at the time of grant. The number of non-qualified options exercisable at March 31, 2004, 2003, and 2002 were 179,813, 290,000 and 335,000, respectively. No incentive options have been issued under this plan.

         The Company's 1996 Non-Employee Director Stock Option Plan (the "Director Plan") was approved by the stockholders in August 1996 and covers 100,000 shares of the Company's common stock. Under the terms of the Director Plan, each non-employee director of the Company will be granted each year an option to purchase 2,500 shares of the Company's common stock with an exercise price equal to the fair market price of common stock at the time of grant. The authorization for grants under the Director Plan will expire after the annual meeting in 2006. All of the options to purchase 17,500 shares were exercisable at March 31, 2004.

         In July 2000, as consideration for services received, the Board of Directors approved the issuance of a five-year warrant to purchase 50,000 shares of the Company's common stock, at $3.47 per share, the market value on the date of grant. During the year ended March 31, 2004, 3,500 shares of the warrant were exercised through the cashless exercise provision in the agreement, pursuant to which, 2,719 shares of the Company's common stock were issued, bringing the cumulative total shares of the warrant exercised to 39,000, and the cumulative total of shares of the Company's common stock issued to 26,750.

         Pursuant to an acquisition, the Board of Directors approved the issuance of a ten-year warrant to purchase 50,000 shares of the Company's common stock, at $2.84 per share. In August 2001, the warrant was exercised through the cashless exercise provision in the agreement, pursuant to which, 38,258 shares of the Company's common stock were issued.

         Pursuant to an Employment Agreement, the Board of Directors approved the issuance of a five-year warrant to purchase 35,000 shares of the Company's common stock to a former principal stockholder of Dayhill Corporation, at $3.94 per share, the market value on the date of grant. In June 2001, the warrant was exercised through the cashless exercise provision in the agreement, pursuant to which 17,321 shares of the Company's common stock were issued.

         Option activity under the option plans during the three years ended March 31, 2004 is summarized as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                             1996 Non-Employee           Weighted
                                 Non-Qualified Option Plan    1994 Stock Incentive Plan   Directors Stock Option Plan    Average
                                   Number of   Option Price    Number of  Option Price     Number of   Option Price     Option Price
                                    Shares       Per Share       Shares     Per Share        Shares     Per Share        Per Share
------------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2001           674,250    $1.69 - $3.75    510,000    $1.88 - $3.38     30,000   $3.00 - $ 3.94      $ 2.79
------------------------------------------------------------------------------------------------------------------------------------
Granted                             205,000            $4.00     60,000  $ 4.00 - $17.79      7,500           $12.55      $ 6.16
Exercised                          (293,500)   $1.69 - $3.75   (175,000)           $1.88    (10,000)  $3.00 - $ 3.94      $ 2.29
Cancelled                            (5,750)   $3.00 - $3.31          -                -          -                -      $ 3.23
------------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2002           580,000    $2.09 - $4.00    395,000  $ 2.63 - $17.79     27,500   $3.00 - $12.55      $ 3.94
------------------------------------------------------------------------------------------------------------------------------------
Granted                                   -                -    347,000  $10.75 - $13.31      7,500           $13.30      $12.48
Exercised                          (149,500)   $2.09 - $4.00    (75,000)           $3.25    (10,000)  $3.00 - $ 3.94      $ 3.15
Cancelled                           (10,000)           $4.00    (48,750) $12.75 - $13.31          -                -      $11.50
------------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2003           420,500    $2.63 - $4.00    618,250  $ 2.63 - $17.79     25,000   $3.00 - $13.30      $ 8.47
------------------------------------------------------------------------------------------------------------------------------------
Granted                               5,000           $13.30    233,500  $12.92 - $15.90      7,500           $13.97      $13.75
Exercised                          (212,250)   $2.63 - $4.00   (291,875)  $3.38 - $12.75    (15,000) $12.55 - $13.97       $4.22
Cancelled                                 -                -    (26,750) $11.49 - $13.30          -                -      $12.72
------------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2004           213,250   $2.88 - $13.30    533,125   $4.00 - $17.79     17,500   $3.00 - $13.97      $10.29
------------------------------------------------------------------------------------------------------------------------------------

         The following table summarizes additional information about stock options at March 31, 2004:

--------------------------------------------------------------------------------------------------------
                                                    Options Outstanding        Options Exercisable
--------------------------------------------------------------------------------------------------------
                                                 Weighted-    Weighted-                       Weighted-
                                                 Average    Average Years                      Average
Range or                        Number           Exercise     Remaining        Number          Exercise
Exercise Price               Outstanding          Price    Contractual Life  Exercisable        Price
--------------------------------------------------------------------------------------------------------
$ 2.88 - $ 4.00               228,250             $ 3.43         6.3           228,250         $ 3.43
$10.75 - $12.92               287,125             $12.20         8.2           152,313         $12.42
$13.30 - $13.97               193,500             $13.74         9.4             5,000         $13.64
$15.90 - $17.79                55,000             $16.59         9.0            20,000         $17.79
--------------------------------------------------------------------------------------------------------
Total                         763,875             $10.29         8.0           405,563         $ 7.64
--------------------------------------------------------------------------------------------------------

         Table of options and bonus shares available for future issuance as of March 31, 2004:

-----------------------------------------------------------------------------------------------
                                                            1994
                                                           Stock    1996 Directors
                                         Non-Qualified   Incentive   Stock Option
                                          Option Plan      Plan          Plan            Total
-----------------------------------------------------------------------------------------------
Authorized by Directors and Stockholders    2,150,000    1,850,000     100,000        4,100,000
Options previously exercised                1,929,875      841,875      35,000        2,806,750
Bonus shares previously granted                     -       30,000           -           30,000
Options outstanding                           213,250      533,125      17,500          763,875
-----------------------------------------------------------------------------------------------
Remaining for future issuance                   6,875      445,000      47,500          499,375
-----------------------------------------------------------------------------------------------

         The fair value of the Company's employee and director stock-based awards is estimated on the date of grant using the Black-Scholes option-pricing model assuming no expected dividends and the following weighted average assumptions:

                                              2004     2003    2002
         Expected stock price volatility       .484     .581     .512
         Risk-free interest rate              3.66%    4.87%    5.17%
         Expected life of options           8 years  8 years  8 years

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee and director stock-based awards have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options.

         The weighted average fair value of stock-based awards granted is $7.94 in fiscal 2004, $8.30 in fiscal 2003 and $3.93 in fiscal 2002.

Note 12 -- Retirement Plan

         Effective April 1, 1988, the Company adopted a retirement plan for all of its employees pursuant to section 401(k) of the Internal Revenue Code. Subject to the terms and conditions of the plan, each eligible employee may contribute up to 15% of his or her compensation as defined therein. In addition, the Plan provides for a discretionary matching company contribution of 25% of the employee's contribution up to a maximum of 6% of their compensation. The Company's contribution vests over a period of four years and amounted to $124,438 in 2004, $124,133 in 2003 and $99,909 in 2002.

Note 13 -- Other Matters

         (a) Sales to Owens and Minor Inc., Allegiance Healthcare Corp., and McKesson General Medical (the "Distributors") accounted for approximately 33%, 19% and 10%, respectively, for the fiscal year ended March 31, 2004, 34%, 20% and 11%, respectively, for the fiscal year ended March 31, 2003, and 33%, 28% and 10% of net sales, respectively, for the fiscal year ended March 31, 2002. Although the Distributors may be deemed in a technical sense to be major purchasers of the Company's products, the Distributors typically serve as a distributor under a purchase order or supply agreement between the customer and the Company and do not purchase for their own accounts. The Company, therefore, does not believe it is appropriate to categorize the Distributors as actual customers.

         (b) Product development costs charged to expense were $425,000, $529,000, and $453,000 for the years ended March 31, 2004, 2003 and 2002, respectively.

         (c) The Company is a party to lawsuits arising out of the conduct of its ordinary course of business, including those related to product liability and the sale and distribution of its products, which management believes are covered by insurance. While the results of such lawsuits cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the financial position or results of operations of the Company.

         (d) The Company operates in one industry, disposable medical products.

         (e) Shipping costs are included in Cost of Sales. Handling costs of $2,014,000, $1,459,000, and $922,000 for the years ended March 31, 2004, 2003 and 2002 respectively, are included in selling, general and administrative expenses.

         (f) The Company's international sales were $3,464,000, $3,130,000 and $3,026,000 for the years ended March 31, 2004, 2003 and 2002, respectively.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of Medical Action Industries Inc.

         We have audited the accompanying balance sheets of Medical Action Industries Inc. (a Delaware corporation) as of March 31, 2004 and 2003, and the related statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Action Industries Inc. as of March 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP
New York, New York
May 21, 2004


Summary of Quarterly Financial Data (Unaudited)

                                               Quarter Ended 2004
                                June 30       Sept 30       Dec 31       March 31
Net Sales                     $30,621,132   $32,355,531   $33,014,288   $31,610,388
Gross Profit                    8,145,171     8,481,147     8,813,198     8,570,924
Net income                    $ 2,184,567   $ 2,375,544   $ 2,423,671   $ 2,450,090
Net income per common share
      Basic                   $       .22   $       .24   $       .24   $       .24
      Diluted                 $       .22   $       .23   $       .24   $       .24

                                               Quarter Ended 2003
                                June 30       Sept 30        Dec 31      March 31
Net Sales                     $22,554,300   $23,575,513   $28,989,413   $29,702,618
Gross Profit                    7,144,900     7,108,071     8,707,419     8,423,099
Net income                    $ 1,823,202   $ 1,789,158   $ 2,177,093   $ 2,411,249
Net income per common share
      Basic                   $       .19   $       .19   $       .23   $       .25
      Diluted                 $       .18   $       .18   $       .21   $       .24

Statement of Management Responsibility

         The financial statements included in this annual report have been prepared by the management of Medical Action Industries Inc. which has primary responsibility for the integrity and objectivity of the statements. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include, where necessary, certain estimates and judgments by management deemed appropriate in light of existing circumstances.

         Management is also responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance that transactions are properly authorized and recorded and the Company's assets are safeguarded against material loss and unauthorized use or disposal. To accomplish this, management has developed prescribed policies and procedures encompassing all facets of the Company's accounting system. These policies and procedures are continuously monitored by management and are updated or modified as needed.

         The fiscal 2004 financial statements of the Company have been audited by Grant Thornton LLP, independent certified public accountants. Their accompanying report is based on an audit conducted in accordance with auditing standards generally accepted in the United States of America. As part of their audit, they assess internal accounting controls and financial reporting matters for the purpose of determining the amount of reliance to place on those controls relating to the audit tests they perform.

         The Company's Board of Directors maintains an Audit Committee consisting of outside directors who meet periodically with management and separately with the independent auditors to review financial reporting matters and to discuss issues relating to their audit.


Paul D. Meringolo, Chairman of the Board,      Richard G. Satin, Vice President
Chief Executive Officer and President          of Operations and General Counsel


Corporate Information and Directory
Board of Directors
         Paul D. Meringolo
         Chairman of the Board,
         Chief Executive Officer and President
         Richard G. Satin
         Vice President of Operations and
         General Counsel
         Bernard Wengrover
         Certified Public Accountant
         Dr. Philip F. Corso
         Assistant Clinical Professor of
         Surgery Emeritus - Yale University
         School of Medicine; Senior Attending
         and Emeritus Chief of Plastic Surgery Bridgeport and Norwalk Hospitals Dr. Thomas A. Nicosia
         Fellow of the American College of Cardiology. Affiliated with St. Francis and North Shore University Hospitals

Executive Officers
         Paul D. Meringolo
         Chairman of the Board, Chief Executive Officer and President Richard G. Satin
         Vice President of Operations and General Counsel

         Daniel F. Marsh
         Vice President - Sales and Marketing
         Eric Liu
         Vice President - International Operations
         Operations Management
         Victor Bacchioni
         Corporate Controller
         Steve Carlson
         General Manager - Arden Facility
         Steve Ferrera
         Director of Sales and Marketing - OEM Division
         Anthony Gadzinski
         Director of Alternate Care
         Carmine Morello
         Vice President - Information Technology
         Scotty Gemmell
         General Manager - Clarksburg Facility
         John Kringel
         Director of Marketing
         Howard Laster
         Vice President - National Accounts
         Peter Meringolo
         Director of International Marketing

Independent Auditors

         Grant Thornton LLP
         445 Broad Hollow Road
         Melville, New York 11747

Registrar & Transfer Agent

         American Stock Transfer and
         Trust Company
         59 Maiden Lane, Plaza Level
         New York, New York 10038

SEC Form 10-K

         If you would like a copy of our Annual Report on SEC Form 10-K for the fiscal year ended March 31, 2004, you may obtain it without charge. Direct your request to Medical Action Industries Inc., Corporate Secretary, 800 Prime Place, Hauppauge, New York 11788.

Duplicate Mailings

         When a stockholder owns shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the Annual Report or other mailings. For further information on how to eliminate multiple mailings, contact American Stock Transfer and Trust Company at (718) 921-8293.

Company Facilities

         Executive Offices
         800 Prime Place
         Hauppauge, New York 11788

Manufacturing/Distribution Facilities

         25 Heywood Road
         Arden, North Carolina 28704
         10 Columbia Boulevard
         Clarksburg, West Virginia 26301

International Office

         Shanghai Representative Office:
         Room 1905, Maxdo Center
         No. 8, Xing Yi Road
         Hong Qiao Development Zone
         Shanghai, 200336, China

Annual Stockholders' Meeting

         The Annual Stockholders' Meeting of Medical Action will be held on Thursday, August 5, 2004 at the:
         NASDAQ MarketSite
         4 Times Square
         43rd Street and Broadway
         New York, New York 10036

A Form of Proxy and Proxy Statement is being mailed to stockholders of record with this report.

Stock Trading

         Medical Action's common stock trades on the NASDAQ Stock MarketSM under the symbol MDCI. As of June 1, 2004, there were approximately 500 stockholders of record, which does not include approximately 4,000 beneficial owners of shares held in the names of brokers or other nominees. The following table sets forth, for the periods indicated, the high and low closing prices per share of Medical Action Common Stock as reported by the National Market tier of the NASDAQ Stock MarketSM:
                             Fiscal 2004     Fiscal 2003
                            High     Low    High      Low
First Quarter              18.00    10.59   15.45    11.01
Second Quarter             17.19    12.27   13.33    10.75
Third Quarter              19.40    12.22   12.80    10.42
Fourth Quarter             20.86    15.90   11.90     9.50

Medical Action Industries Inc.
Executive Offices: 800 Prime Place
Hauppauge, NY 11788
Telephone: (631) 231-4600
Fax: (631) 231-3075
E-mail: mdci@medical-action.com
Web site: www.medical-action.com